

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 23, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of BECTON, DICKINSON AND COMPANY, under the Exchange Act of 1934:

- 0.000% Notes due 2023
- 0.034% Notes due 2025

Sincerely,